UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 24, 2014

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

Yogesh Malik appointed as Group CTO

Amsterdam (March 24, 2014)—“VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP) a leading global provider of telecommunications services, today announces the appointment of Yogesh Malik as Group Chief Technology Officer, with immediate effect. Yogesh has also been appointed a member of the Group Executive Board and the Group Management Board.

Commenting on the appointment Jo Lunder, CEO of VimpelCom Ltd., said: “I am very pleased to welcome Yogesh Malik to our team. Yogesh is a highly experienced manager and technology leader with a track record of success in both mature and emerging markets, including in Bangladesh and Ukraine.”

Before joining VimpelCom Yogesh Malik was the Chief Executive Officer of Uninor, an Indian mobile network operator majority owned by the Telenor Group. In Uninor he held a variety of senior positions from 2010 to 2013. Prior to his appointment as CEO, Yogesh led the Uninor operations as COO covering the areas of Technology, Regulatory and Customer care.

Yogesh’ career includes appointments as CTO of Grameenphone in Bangladesh, CTO of Kyivstar in Ukraine and Head of Technology & Sourcing at Telenor Group headquarters in Norway. He also worked for TIW, Tata/AT&T and Ericsson in Czech Republic, Brazil, China and Canada in various senior positions. Yogesh holds an Engineering Degree in Electronics from MSU University, Baroda in India and is an Executive MBA graduate from IMD, Lausanne, Switzerland.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 753 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “WIND”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2013 VimpelCom had 220 million mobile subscribers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations	Media and Public Relations

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach/Artem Minaev
ir@vimpelcom.com	pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

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